Exhibit 12

Genworth Financial, Inc.

Computation Of Ratio Of Earnings To Fixed Charges

(Dollar amounts in millions)

	Six months ended	Year ended
	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Net earnings from continuing operations before income taxes and accounting changes	$816	$1,382	$1,791	$1,821	$1,851	$1,589
Fixed charges included in earnings from continuing operations:
Interest expense	94	140	124	126	126	78
Interest portion of rental expense	6	23	25	23	25	24
Interest credited to contractholders	750	1,624	1,645	1,620	1,456	1,290

Subtotal	850	1,787	1,794	1,769	1,607	1,392
Fixed charges included in earnings from discontinued operations:
Interest expense	—	12	16	15	17	17
Interest portion of rental expense	—	8	12	12	12	9
Interest credited to contractholders	—	68	79	51	41	6

Subtotal	—	88	107	78	70	32
Total fixed charges	850	1,875	1,901	1,847	1,677	1,424

Earnings available for fixed charges (including interest credited to contractholders)	$1,666	$3,257	$3,692	$3,668	$3,528	$3,013

Ratio of earnings to fixed charges (including interest credited to contractholders) (1)	1.96	1.74	1.94	1.99	2.10	2.12
Ratio of pro forma earnings to pro forma fixed charges (including interest credited to contractholders) (2)

(1)	For purposes of determining this ratio, earnings consist of earnings from continuing operations before taxes and accounting changes plus fixed charges from continuing and discontinued operations. Fixed charges consist of (a) interest expense on short-term and long-term borrowings; (b) interest credited to contractholders on annuities and financial products; and (c) the portion of operating leases that are representative of the interest factor.

(2)	For purposes of determining this ratio, pro forma earnings consist of pro forma earnings from continuing operations before taxes plus pro forma fixed charges from continuing operations and fixed charges from discontinued operations. Pro Forma fixed charges consist of (a) pro forma interest expense on short-term and long-term borrowings; (b) pro forma interest credited to contractholders on annuities and financial products; and (c) the portion of operating leases that are representative of the interest factor.